VIA EDGAR

July 2, 2018

Ms. Kimberly Browning

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant” or the “Trust”)

    File No. 333-222353

Dear Ms. Browning:

This letter responds to additional comments to the Registrant’s registration statement on Form N-14 and the Correspondence that were filed by EDGAR on May 29, 2018 that were provided to me by telephone on Wednesday, June 13, 2018 by the staff of the Securities and Exchange Commission (the “Staff”) with respect to a proposed reorganization in which (i) the Wasatch Global Value Fund (“Global Value Fund”), a series of the Trust, will acquire all of the assets of the Wasatch Long/Short Fund (“Long/Short Fund”), a series of the Trust, in exchange for shares of the Global Value Fund and (ii) the assumption by the Global Value Fund of the liabilities of the Long/Short Fund.

1. SEC Comment: Under the “Q&A” section – “How do the Funds’ investment objectives and principal strategies compare?”, the last sentence in the second to last paragraph states: “The Target Fund, however, intends to sell and purchase some of the holdings of the overlapping securities as necessary to align its portfolio to the Acquiring Fund’s percentage weights in such holdings.”

Please clarify the term “overlapping.” In addition, please provide the percentage of holdings to be sold and/or purchased of such overlapping securities.

Response: The portfolio is an active portfolio with inflows and redemptions, and it is therefore difficult to include a specific percentage as requested. Nevertheless, we do not anticipate that the Target Fund will sell a significant portion of the large cap names currently held in common by the Target Fund and the Acquiring Fund. Rather, it is expected that such realignment would represent less than 1% of the of the value of the combined fund following the reorganization, accordingly, Registrant will revise the fifth paragraph under the “Q&A” section – “How do the Funds’ investment objectives and principal strategies compare?” as follows:

Beginning October 2017, the Funds share the same portfolio manager. Although the Funds have differences in their investment strategies, the portfolio manager of the Funds employs a similar valuation analysis to evaluate potential investment opportunities for the Funds which emphasizes company fundamentals (such as, price-to-sales, price-to-book, price-to-earnings, price/earnings-to-growth ratios and discounted cash flow models) as well as considers other economic and market factors. Further, both Funds have generally acquired larger capitalization companies. In this regard, the Acquiring Fund is permitted to invest in companies of any size but is expected to invest a significant portion of the Fund’s assets in companies with a market capitalization of over US $5 billion at the time of purchase. The Acquiring Fund had portfolio holdings with a weighted average market capitalization of US $117.4 billion as of January 31, 2018. The Target Fund also is permitted to invest in the equity securities of companies with a market capitalization of at least $100 million at the time of purchase, however the weighted average market cap of the Target Fund has historically been much higher, with a weighted average market cap of $194.8 billion as of January 31, 2018.As of January 31, 2018, both Funds held a significant amount of the same large cap long positions in both Funds (approximately 44%), which should help with a smooth transition in a merger. The Target Fund, however will buy and, in some cases sell, a small percentage of the holdings of each large cap security held long in both Funds (expected to be less than 1% of the of the value of the combined fund following the reorganization) as necessary to align its portfolio to the Acquiring Fund’s percentage weights in such holdings.

2. SEC Comment: Please refer to the AICPA Audit Risk Alert Investment Companies Industry Developments: “SEC Staff Comments and Observations” for 2009/2010 regarding Expense Recapture Plans with respect to recoupment of expenses.

Expense Recapture Plans

.73 In an expense recapture plan, the adviser and the fund enter into an agreement whereby the adviser can recapture expenses waived in prior years to the extent that the fund achieves economies of scale relevant to the established expense cap. The SEC staff has seen instances where funds instituted a cap in the first year of operations and then increased the cap in subsequent years above the current expense ratio. The SEC staff reminds registrants that they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year’s expense cap. Prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

The Fund may only make repayments to the Advisor if such repayment does not cause the Fund’s expense ratio after the repayment is taken into account to exceed both (i) the expense cap in place at the time such amounts were waived; and (ii) the Fund’s current expense cap. Please revise all pertinent sections in the Registration Statement with respect to the recoupment to include such disclosure including the applicable footnotes to the annual fund operating expenses fee table. In addition, please ensure that the time period for the expense limitation agreement is appropriately disclosed. The expense limitation must be in place for at least one year from the date of effectiveness of the Registration Statement.

Response: Registrant confirms that the contractual expense cap for the Acquiring Fund will be in place through January 31, 2020, which will be at least one year from the effective date of the registration statement. Additionally, Registrant will revise the disclosure where appropriate to clarify when a Fund can make repayments to the Advisor under the contractual expense cap.

3. SEC Comment: The second page of the Proxy Statement/Prospectus provides a list of documents that contain additional information about the Funds and have been filed with the SEC and are incorporated into this Proxy Statement/Prospectus by reference. Please revise (i) and change the defined term “Reorganization SAI” to “Proxy Statement/Prospectus SAI.”

Response: The change has been made as requested.

Please call me at (617) 662-3969 if you have any further questions.

Very truly yours,

/s/ Francine S. Hayes

Francine S. Hayes

Vice President and Senior Counsel

cc:	Russell L. Biles

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